

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 3, 2010

Ezra Green
Chief Executive Officer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

> **Re: Carbon 612 Corporation**
> **Amendment no. 1 to Form 10-12G**
> **Filed May 12, 2010**
> **File No. 000-53882**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 3</u>

1.   It is unclear how your response to prior comment 4 provides objective support for your statement on page 6 that you expect that your program would become profitable after it is installed on 8,000 solar systems. Therefore, we reissue that part of the prior comment.

Products and Services, page 4
Overview, page 4

2.   Please show us how your pre-tax earnings disclosure reflects all of the costs of your business. Also, please tell us how you believe you have a reasonable basis for these estimates given that you have not yet commercialized the product. Provide us your detailed assumptions and calculations.

3.   We note your statement on page 4 that you did not have the necessary funding until November 2009 to provide Underwriters Laboratory the number of units they require for further testing. We also note your disclosure on page 20 that you have not yet provided Underwriters Laboratory the requisite number of units for testing of the device. Please revise to clarify why you have not yet provided Underwriters Laboratory the requisite number of units though you have had the necessary funding since November 2009.

4.   Please reconcile your statements in the second and third paragraphs that XTRAX currently uses microwave and satellite communications with your statements at the bottom of page 7 that you are developing another product in order to have those capabilities.

XTRAX Recurring Revenue Model, page 5

5.   Please provide us with independent objective support for your statement on page 5 that there are 29 states with a Renewable Portfolio Standards requirement.

6.   We note your reference to the Solar Energy Industries Association website on page 6. Please refer to footnote 41 and the related text in Release 34-42728 (April 28, 2000) regarding your obligations, including filing requirements, when you use web site addresses in your document. Additionally, please tell us:

   • how you confirmed that the data reflects the most recent available information,
   • whether the data was prepared for use in the registration statement,
   • whether the authors of the data consented to your use of it in the registration statement, and
   • whether you paid for the compilation of the data.

   If you were affiliated with the preparation of the data in the studies, ensure that your disclosure clearly indicates the nature of all such affiliations.

7.   We note your response to our third bullet point to our prior comment 4 and your revised disclosure on page 6. However, please provide us with objective support and

substantiation for the statement that you will offer the highest market value for RECs/CCMs. Please also provide us with objective support and substantiation for your statement that the electronic data you will produce is strongly preferred by the aggregators and your statement that it is not effective to manually collect small amounts of data from a large number of homeowners.

8.   With a view toward clarified disclosure, please tell us the portion of the total number of disclosed installed systems that are sub-100kW systems in jurisdictions that provide renewable energy credits that would make the purchase of your services profitable for owners of the solar system.

Competition, page 8

9.   Please expand your response to prior comment 11 to tell us, with a view toward disclosure:

- whether lack of enforcement of your patent rights creates a risk that you might lose the rights, and
- whether your business model involves a significant focus on cash generated by patent enforcement as opposed to sales of your services.

10.   We note your response to our prior comment 13. However, please provide us with objective support for your statements on page 9 that competitive monitoring providers are too expensive and are unreliable.

Government subsidies, page 9

11.   We note your response to our prior comment 17 and reissue our comment. Have government budgets or industry trends negatively affected the resources available for government subsidy programs for solar energy?

Intellectual Property, page 10

12.   We note your response to our prior comment 18. However, given that you disclose on page 8 that other companies provide remote monitoring of solar installations and send alerts if inverters are shut down, please clarify what elements of the ability to provide real-time energy production values and system failure parameters are patented.

We are dependent upon key personnel, page 8

13.   We note your response to our prior comment 22. However, please revise to clarify how the timing of the search for a replacement for Mr. Ezra will be affected by the receipt of the regulatory approvals.

Overview, page 16

14.   We note your response to our prior comment 24. However, please clarify your reference to the "client preset values" on page 17 and discuss how this impacts your business of the pricing of your products.

Expenses, page 19

15.   We note your response to our prior comment 25. Please revise to clarify the allocated share of employee's salaries to date.

Item 4. Security Ownership of Certain Beneficial Owners…, page 21

16.   Please expand your response to prior comment 29 to clarify how voting and investment decisions are made by your CEO's brother such that the shares held in his trust would not also be beneficially owned by your CEO per the definitions in Rule 13d-3. Your response should address your CEO's involvement in such decisions and how that involvement does not amount to at least indirect shared voting or investment power.

17.   Please ask your affiliates to tell us when they intend to comply with their obligations under Section 16 of the Exchange Act. Also tell us about the nature of any related reporting delinquencies that you intend to include in your first report that requires disclosure per Regulation S-K Item 405.

18.   With a view toward clarification of your disclosure added in response to prior comment 30, please tell us who are the holders of the Clear Skies notes, and provide us your analysis of the risk of default.

Item 5. Directors and Executive Officers, page 22

19.   We note your response to our prior comment 34. Please revise to discuss briefly for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 23

20.   Please tell us why you have stated that no compensation was paid to your named
        executive officers for the period from inception to December 31, 2008 or for the year
        ended December 31, 2009 given that it appears that Clear Skies Solar, Inc. has paid
        compensation to those officers during these periods. Cite in your response any
        guidance on which you rely, including any relevant Compliance and Disclosure
        Interpretations.

Item 7. Certain Relationships, page 24

21.   We note that you have disclosed the amount of compensation reimbursed to Clear
        Skies for your two employees for the first quarter of 2010. Please also disclose the
        amount you have paid to Clear Skies to date for employee compensation and whether
        the payments were made to or for the services of any officers or directors.

Description of Registrant's Securities, page 25

22.   Please expand your disclosure added in response to prior comment 44 to provide
        specific information regarding the date that the holding period for material portions of
        your securities has been satisfied and quantify the number of securities that could be
        sold on such dates.

23.   Please provide us with the basis for the last sentence of the penultimate paragraph in
        this section.

Statements of Operations, page F-4

24.   We note your response to our comment 47. Please tell us how much of cost would
        have been allocated to the services provided by your shared employees for the periods
        presented. Discuss whether these amounts would have been material to your
        Statements of Operations.

25.   Please revise the weighted average common shares outstanding at December 31, 2008
        for the stock split.

26.   We note your response to comment 48. Although you had only "minimal
        operations," tell us why you would not reflect the full cost of your office space if you
        occupied the space. That is, your financial statements should reflect all costs
        incurred, regardless of the level of operations. Tell us whether you occupied the same
        space in prior years and if so, how much of cost would have been charged/allocated to
        you by Clear Skies Solar, Inc.

Note 1. Basis of Presentation, page F-7

27.   We reference your discussion on page F-7 that based on your current plan and
        assumptions you believe that you will have adequate resources to fund your
        operations in 2010. Please reconcile that disclosure with the discussion in the fourth
        paragraph on page F-8 that you anticipate you will need approximately $1 million in
        funding during 2010.

Note 3. Related Party Transactions, page F-10

28.   We note that you have changed the accounting for the warrant and have revised your
        balance sheet to classify the warrant as a liability as of December 31, 2009. Please
        tell us whether you restated your financial statements and how you considered the
        disclosures required by FASB ASC 250-10-50-7 through 10. Please label your
        financial statements "restated," if required by FASB ASC 250-10-50.

29.   Please disclose your accounting for the 750,000 common shares issued for serviced
        rendered, including how the amounts are reflected in your financial statements.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement **_from the company_** acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of
your filing or in response to our comments on your filing.

     You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-
3676 if you have questions regarding comments on the financial statements and related
matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any
other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via facsimile): Jeff Cahlon – Sichenzia Ross Friedman